11016415

FEB 25 2011 WASH. D.C. 189 SECTION

n.a. 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SSG CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 BARR HARBOR DRIVE, SUITE 420
(No. and Street)

WEST CONSHOHOCKEN (City) PA (State) 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

401 CITY AVENUE (Address) BALA CYNWYD (City) PA (State) 19004 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9

OATH OR AFFIRMATION

I, MARK CHESEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SSG CAPITAL ADVISORS LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Laura E. Brooks, Notary Public
West Conshohocken Boro, Montgomery County
My Commission Expires July 24, 2014
Member, Pennsylvania Association of Notaries

Signature

Managing Director
Title

Laura E. Brooks
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SSG CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2010 AND FOR THE PERIOD MAY 1, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009

SSG CAPITAL ADVISORS, LLC

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 5 2011
WASH, D.C.
189

INDEPENDENT AUDITOR'S REPORT

To the Managing Directors
SSG Capital Advisors, LLC

We have audited the accompanying statements of financial condition of SSG Capital Advisors, LLC for the year ended December 31, 2010 and for the period May 1, 2009 (inception) through December 31, 2009, and the related statements of operations, member's equity, and cash flows for the periods then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SSG Capital Advisors, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the year ended December 31, 2010 and for the period May 1, 2009 (inception) through December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum LLP

Bala Cynwyd, PA
February 23, 2011

MARCUMGROUP
MEMBER

Marcum LLP ■ marcumllp.com
401 East City Avenue ■ Suite 600 ■ Bala Cynwyd, Pennsylvania 19004 ■ **Phone** 610.667.6250 ■ **Fax** 610.668.8220
41 University Drive ■ Suite 400 ■ Newtown, Pennsylvania 18940 ■ **Phone** 215.968.5081

SSG CAPITAL ADVISORS, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2010 AND 2009

	2010	2009
Assets		
Current Assets		
Cash and cash equivalents	$2,267,052	$1,617,656
Accounts receivable, net	69,122	75,655
Prepaid expenses	57,367	51,924
Total Current Assets	2,393,541	1,745,235
Equipment		
Computer hardware and software	120,054	91,281
Furniture and fixtures	51,142	30,985
	171,196	122,266
Less: Accumulated depreciation	(38,429)	(11,341)
	132,767	110,925
Security Deposits	78,134	91,624
Total Assets	$2,604,442	$1,947,784
Liabilities and Member's Equity		
Current Liabilities		
Accounts payable and other accrued expenses	$ 29,446	$ 36,201
Accrued profit sharing	227,321	22,806
Total Current Liabilities	256,767	59,007
Commitments		
Member's Equity	2,347,675	1,888,777
Total Liabilities and Member's Equity	$2,604,442	$1,947,784

See accompanying notes and independent auditor's report.

SSG CAPITAL ADVISORS, LLC

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010 AND FOR THE PERIOD MAY 1, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009

	2010	2009
Revenue		
Fee income	$6,031,195	$2,054,711
Expenses		
Compensation and benefits	2,923,068	998,675
Other operating expenses	1,446,071	928,797
	4,369,139	1,927,472
Income from Operations	1,662,056	127,239
Interest Income	6,842	8,089
Net Income	$1,668,898	$ 135,328

See accompanying notes and independent auditor's report.

SSG CAPITAL ADVISORS, LLC

STATEMENTS OF MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010 AND FOR THE PERIOD MAY 1, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009

	2010	2009
Balance -Beginning	$1,888,777	$ --
Contributed Equity	--	1,850,000
Net Income	1,668,898	135,328
Withdrawals	(1,210,000)	(96,551)
Balance -Ending	$2,347,675	$1,888,777

See accompanying notes and independent auditor's report.

SSG CAPITAL ADVISORS, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010 AND FOR THE PERIOD MAY 1, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009

	2010	2009
Cash Flows from Operating Activities		
Net income	$1,668,898	$ 135,328
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	27,088	11,341
Changes in operating assets and liabilities:		
Accounts receivable	(123,467)	(75,655)
Allowance for bad debts	130,000	--
Engagements in process	--	1,600,431
Prepaid expenses	(5,443)	(27,435)
Security deposits	13,490	(66,544)
Accounts payable and accrued expenses	(6,755)	36,201
Accrued profit sharing	204,515	22,806
Total Adjustments	239,428	1,501,145
Net Cash Provided by Operating Activities	1,908,326	1,636,473
Cash Flows from Investing Activities		
Equipment purchases	(48,930)	(22,266)
Acquisition of assets	--	(1,750,000)
Net Cash Used in Investing Activities	(48,930)	(1,772,266)
Cash Flows from Financing Activities		
Withdrawals	(1,210,000)	(96,551)
Contributed capital	--	1,850,000
Net Cash (Used in) Provided by Financing Activities	(1,210,000)	1,753,449

See accompanying notes and independent auditor's report.

SSG CAPITAL ADVISORS, LLC

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2010 AND FOR THE PERIOD MAY 1, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009

	2010	2009
Net Increase in Cash and Cash Equivalents	$ 649,396	$1,617,656
Cash and Cash Equivalents - Beginning	1,617,656	--
Cash and Cash Equivalents - Ending	$2,267,052	$1,617,656

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES

	2010	2009
Acquisition of assets:		
Engagements in process	$ --	$1,600,431
Purchase of equipment	--	100,000
Security deposit	--	25,080
Prepaid expense	--	24,489
	$ --	$1,750,000

See accompanying notes and independent auditor's report.

NOTE 1 - NATURE OF BUSINESS

SSG Capital Advisors, LLC (the Company), which is wholly-owned by SSG Capital Holdings LLC, is an investment banking firm specializing in advising middle market businesses in special situations, mergers and acquisitions, private placements of debt and equity, financial restructurings and valuation analysis. The Company was approved to be registered as a broker-dealer with the Financial Industry Regulatory Authority (FINRA), effective April 7, 2010.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Initial and monthly fees for services are recognized as earned. Financing, advisory, restructuring and opinion fees are recognized when transactions are completed and payment is certain.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and money market funds with maturities of less than three months.

ACCOUNTS RECEIVABLE

The Company's receivables are recorded when billed. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, type of customer, the age of outstanding receivables and existing economic conditions. If events or changes in circumstances indicate that specific balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Past-due receivable balances are written off when the Company has exhausted collection efforts have been unsuccessful in collecting the amount due. Accounts receivable are presented net of an allowance for doubtful accounts of $130,000 and $0 at December 31, 2010 and 2009, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EQUIPMENT

Equipment is stated at cost. Repairs and maintenance costs are expensed as incurred. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets as follows:

	Estimated Useful Lives
Computers and equipment	5 years
Furniture and fixtures	7 years

Depreciation expense for the year ended December 31, 2010 and for the period May 1, 2009 (inception) through December 31, 2009 was $27,088 and $11,341, respectively.

INCOME TAXES

The Company is not subject to income taxes at the federal and state levels. The Member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. The Company is a pass-through entity and the Member has concluded there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Member's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, tax authorities may examine the Company's tax returns for three years from the date of filing and the current filing remains subject to examination as of December 31, 2010 and 2009.

USE OF ESTIMATES

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising expense was approximately $335,000 and $137,000 for the year ended December 31, 2010 and for May 1, 2009 (inception) through December 31, 2009, respectively.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company maintains cash and cash equivalents with a bank that at times exceeds applicable insurance limits. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. At December 31, 2010 and 2009, the Company had approximately $2,124,000 and $1,510,000, respectively, in excess of FDIC insured limits. The Company reduces its exposure to credit risk by maintaining such deposits with high-quality financial institutions. The Company has not experienced losses in such accounts.

NOTE 3 - ACQUISITION OF BUSINESS ASSETS

In connection with the formation of the business on May 1, 2009, the Company purchased certain assets of NatCity Investments, Inc., the former employer of Company's executives. The allocation of the assets purchased was as follows:

	2009
Engagements in process	$1,600,431
Equipment	100,000
Prepaid rent and security deposits	49,569
Acquisition of Business Assets, total	$1,750,000

NOTE 4 - COMMITMENTS

The Company leases its Pennsylvania and New York City office facilities under operating leases which expire in 2013 and 2015, respectively.

Rents charged to operations for all facilities operating leases were approximately $207,000 and $104,000 for the year ended December 31, 2010 and for the period of May 1, 2009 (inception) through December 31, 2009, respectively.

NOTE 4 - COMMITMENTS (CONTINUED)

Minimum annual rental commitments for all noncanellable operating leases as of December 31, 2010 are approximately as follows:

For the Year Ending December 31,	Amount
2011	$233,000
2012	233,000
2013	105,000
2014	94,000
2015	39,000
Total	$704,000

NOTE 5 - PROFIT SHARING PLAN

The Company has a qualified Profit Sharing Plan that covers all eligible employees and managing directors. Contributions to the Plan are discretionary and are fully vested. For the year ended December 31, 2010 and for the period May 1, 2009 (inception) through December 31, 2009, the Company's contributions were $227,321 and $22,806, respectively.

NOTE 6 - NET CAPITAL REQUIREMENTS

Pursuant to NASD Rule 1014, FINRA granted the Company's application for broker dealer membership effective April 7, 2010. As a broker-dealer, the Company operates pursuant to the (k)(2)(i) exemptive provisions of the Securities and Exchange Commission (SEC) Rule 15c3-3. As such, the Company is required to compute net capital in accordance with SEC Rule 15c3-1, which requires the maintenance of minimum net capital the greater of $5,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2010, the Company had net capital of $2,010,285 which was $1,993,167 in excess of the required net capital of $17,118.

In addition, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first twelve months of registration. The ratio of aggregate indebtedness to net capital was .128 to 1 as of December 31, 2010.

NOTE 7 - SUBSEQUENT EVENTS

Subsequent to December 31, 2010, the Company made distributions totaling $1,531,000 to SSG Capital Holdings, LLC, its parent company.

Management evaluated subsequent events occurring through February 23, 2011, which is the date that the accompanying financial statements were available to be issued and determined that there were no other events or transactions occurring during this period that require recognition or disclosure in the financial statements.

MARCUM
ACCOUNTANTS ▲ ADVISORS

**INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION**

To the Managing Directors
SSG Capital Advisors, LLC

Our report on our audits of the basic financial statements of SSG Capital Advisors, LLC for the year ended December 31, 2010 and for May 1, 2009 (inception) through December 31, 2009 appears on page 1. The audits were conducted for the purpose of forming opinions on the basic financial statements taken as a whole. The following supplementary information on page 13 is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum LLP

Bala Cynwyd, PA
February 23, 2011

MARCUMGROUP
MEMBER

Marcum LLP ▪ marcumllp.com
401 East City Avenue ▪ Suite 600 ▪ Bala Cynwyd, Pennsylvania 19004 ▪ Phone 610.667.6250 ▪ Fax 610.668.8220
41 University Drive ▪ Suite 400 ▪ Newtown, Pennsylvania 18940 ▪ Phone 215.968.5081

SSG CAPITAL ADVISORS, LLC

SCHEDULES OF EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2010 AND FOR THE PERIOD MAY 1, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009

	2010	2009
Compensation and Benefits		
Managing directors' compensation	$1,248,000	$ --
Employee payroll	1,151,941	745,936
Profit sharing	227,321	22,806
Medical benefits	192,323	131,373
Payroll taxes	64,678	49,866
Other	38,805	48,694
Total Compensation and Benefits	$2,923,068	$998,675

	2010	2009
Other Operating Expenses		
Bad debt expense	$ 187,270	$ 76,669
Depreciation	27,088	11,341
Dues and subscriptions	52,998	41,554
Facility	347,370	185,266
Marketing	378,403	192,903
Operations and other expenses	32,876	32,468
Professional fees	136,950	253,851
Regulatory expenses	21,825	--
Travel and entertainment	261,291	134,745
Total Operating Expenses	$1,446,071	$928,797

See independent auditors' report on supplementary information.

SSG CAPITAL ADVISORS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

SCHEDULE I

NET CAPITAL	
Total member's equity	$2,347,675
Deduct member's equity not allowable for net capital	--
Total member's equity qualified for net capital	2,347,675
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable, net	69,122
Prepaid expenses	57,367
Security deposits	78,134
Equipment, net	132,767
	337,390
Net capital	$2,010,285
AGGREGATE INDEBTEDNESS	
Accounts payable and other accrued expenses	$ 29,446
Accrued profit sharing	227,321
Total aggregate indebtedness	$ 256,767
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 17,118
Excess net capital	$1,993,167
Excess net capital at 1,000 percent (Net Capital – 10% of Aggregate Indebtedness)	$1,984,608
Ratio: Aggregate indebtedness to net capital	.128 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in part IIA of Form X-17A-5 as of December 31, 2010)

There is no difference from the Company's computation.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Managing Directors
SSG Capital Advisors, LLC

In planning and performing our audit of the financial statements of SSG Capital Advisors, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities and safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Bala Cynwyd, PA
February 23, 2011